

September 26, 2012

Via E-mail
Mr. Maxim C.W. Webb
Chief Financial Officer and Treasurer
PICO Holdings, Inc.
7979 Ivanhoe Avenue, Suite 300
La Jolla, California 92037

> **Re:** **PICO Holdings, Inc.**
> **Form 10-K**
> **Filed February 29, 2012**
> **File No. 033-36383**

Dear Mr. Webb:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 29

Results of Operations, page 54

1. Please tell us why changes in assumptions relating to the sales price of your Carson Lyon water assets and timing of future estimated sales did not lead to an impairment charge for the year ended December 31, 2011. In addition, describe the specific events that occurred in the third quarter of 2011 that drove the assumption changes.

2. Please tell us how you determined that a full valuation allowance was not necessary for deferred tax assets for the year ended December 31, 2010. Specifically detail the positive and negative evidence used to support your decision under paragraphs 21 and 22 of ASC Subtopic 740-10-30.

<u>Notes to Consolidated Financial Statements…,page 91</u>

<u>Nature of Operations and Significant Accounting Policies, Noncontrolling Interest, page 92</u>

3.   Please provide additional details regarding your decision to reverse previously attributed losses, including the accounting literature relied upon by management to support reversal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka at (202) 551-3856 or me at (202) 551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief